FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 19, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Moody's Investors Service has changed BRF Brasil Foods S.A.’s (Ba1) ratings outlook to positive from stable.

Moody's Investors Service has changed BRF Brasil Foods S.A.’s (BRF) ratings outlook to positive from stable reflecting the margin improvement in FY2010 following the merger with Sadia in 2009,  the expectations that the business performance and margin trend will remain favorable.

According to Moody’s, BRF will benefit from the favorable economic conditions in Brazil and will sustain operating margin improvements despite higher grain input costs. Additionally, it was indicated that BRF was able to sustain solid market position, especially in the processed foods segment, which confirmed the value and strength of its brands. The change in outlook also incorporates the increasing proportion of value-added processed foods in the company’s sales mix.

Moody’s also recognizes the continuous process of financial deleveraging in 2010 and maintenance of comfortable liquidity situation. Last, Moody’s also regarded BRF as having above average transparency and financial disclosure standards.

For further information, please see www.brasilfoods.com/ir

São Paulo, April 18, 2011.

Leopoldo Viriato Saboya

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 19, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director